September 27, 2010

VIA EDGAR & FACSIMILE

Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National Health Investors, Inc

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 0-10822

Dear Mr. Woody:

On behalf of National Health Investors, Inc. (the “Company”), this is written in response to your letter dated September 15, 2010 regarding the Company’s filing referenced above.  Our responses are keyed to the comments in your letter.  As requested in your letter, this letter is being filed on EDGAR.

SEC Comment

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial statements

Acquisition of Real Estate, page 47

1.

We note your purchase of four skilled nursing facilities from affiliates of Legend Healthcare for a price of $55.5 million during 2009.  Please tell us how you evaluated the requirement to disclose Rule 3-14 financial statements for these facilities within a Form 8-K filing.

Company Response

The transaction with Legend Healthcare on June 30, 2009 was a purchase and leaseback of four owner-occupied nursing facilities in Texas.  We determined the purchase of owner-occupied real estate assets in a purchase/leaseback transaction does not require Rule 3-14 financial statements based on the guidance in paragraph 2330.10 of the SEC staff’s Financial Reporting Manual, which states:

 Exception for Owner-Occupied/New Construction.  Where a registrant acquires a property that was previously owner-occupied or newly constructed, no prior rental history exists. In these limited cases, financial statements of the property are not required. However, if the property is to be net-leased to a single tenant, financial information of the tenant described in Section 2340 below are required.

The Company determined that no audited financial information of the tenant was required because the purchase price of the property did not exceed 20% of the Company’s total assets at the latest audited year-end balance sheet date.

SEC Comment

Signatures

2.

In future filings please identify your principal financial officer.  To the extent that Roger Hopkins also serves as your principal financial officer, please identify him as serving this role.  Please tell us how you intend to comply.

Company Response

In future filings, the Company will identify the principal financial officer on the signature page of the Form 10-K.

SEC Comment

Exhibits

3.

We note that you have incorporated by reference the form of exhibit 10.7 rather than the executed agreement.  Please tell us why you have not filed an executed copy of this agreement to the extent such executed version continues to be a material contract.  Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Company Response

Exhibit 10.7 is not one agreement.  It is ten separate agreements, all of which are identical other than the name of the individual, the number of shares owned by such individual at that time and the percentage limit for such individual.  The list of those individuals and their percentage limits is included in the form agreement that was filed.  As a result of the ten separate agreements being identical other than as noted above, the Company elected to file only the form of the agreement as contemplated in Instructions to 2 to Item 601 of Regulation S-K.  The language of Instruction 2 to Item 601 of Regulation S-K is reproduced below.

2. In any case where two or more indentures, contracts, franchises, or other documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, the registrant need file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document a copy of which is filed. The Commission may at any time in its discretion require filing of copies of any documents so omitted.

If the Commission in its discretion is requesting that we file all ten such agreements, the Company will file each individual agreement with its next Form 10-K.  Please let the Company know if the Commission is exercising its discretion in requesting that all ten agreements be filed.

SEC Comment

Exhibit 31.2

4.

Please amend your filing on Form 10-K to provide the certification of your principal accounting officer.

Company Response

The Company inadvertently filed Exhibit 31.1 twice instead of filing 31.2.  The principal accounting officer did sign the certification at the time the Form 10-K was filed.  The Company will promptly file an amendment to its Form 10-K to provide the certification of its principal accounting officer.

SEC Comment

Comments on the Proxy Statement

Board of Directors and Committees of the Board, page 5

5.

In future filings, please explain how the board’s role in risk oversight has affected the leadership structure.  Please refer to Item 407(h) of Regulation S-K.  Please tell us how you intend to comply.

Company Response

As disclosed in our Proxy Statement, each board committee considers the risks within its management function.  As a result, the Audit Committee, lead by an independent director, considers the risk management with respect to the Company’s financial statements, the Compensation Committee with respect to the Company’s compensation policies and the Nominating and Corporate Governance Committee with respect to Corporate Governance.  In response to this comment, in future filings, the Company will expand its disclosure as noted below (new language is underlined):

Our full board regularly engages in discussions of risk management and receives reports on risk management from members of management. Each of our other board committees also considers the risk within its areas of responsibility. As a result, although we have one person that serves as both principal executive officer and chairman of the board, each of the independent committee chairs leads the board in its role of risk oversight with respect to such committee’s area of responsibility.  Thus, the Audit Committee leads the risk management oversight with respect to the Company’s financial statements, the Compensation Committee with respect to the Company’s compensation policies and the Nominating and Corporate Governance Committee with respect to Corporate Governance.  We believe this structure provides effective oversight of the risk management function.

SEC Comment

Compensation Discussion and Analysis, page 7

6.

Please refer to Release 33-8732A, Section II.B.1.  As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.  For example, we note that Mr. Hopkins received a substantially smaller bonus than Mr. Hutchens, after excluding the signing bonus.  Please see Item 402(b)(2)(vii) of Regulation S-K.

Company Response

The Company acknowledges that Release 33-8732A states “The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate. Where policies or decisions are materially similar, officers can be grouped together. Where, however, the policy or decisions for a named executive officer are materially different, for example in the case of a principal executive officer, his or her compensation should be discussed separately.”  In future filings, the Company will explain the reasons for the differences in the amounts of compensation awarded to the named executive officers as noted below (new language is underlined):

Beginning in March 2008, the objective of our compensation programs became to actively motivate and retain qualified senior officers and other key employees who are responsible for our success.  The compensation program is designed to reward our officers for the Company’s performance as a whole and for the officer’s individual effort in achieving the Company’s goals.  Our compensation program includes the elements of (a) a base salary that is reflective of job responsibilities, expertise, and comparability to the same positions with companies in our peer group, (b) an annual bonus to reward individual effort in achieving the Company’s goals, and (c) share-based compensation to align the financial interests of our senior officers with those of our shareholders.    Annual incentive (bonus) awards are designed to focus management attention on key operational goals for the current fiscal year. The key operational goals are a combination of each executive’s area of responsibility and the overall financial performance by the Company.  In approving annual bonus awards, the Compensation Committee considers, among other factors, the Company’s revenue growth and profitability, the development and expansion of its business, the executive’s work during the year, past compensation, perceived contribution to the Company, level of responsibility, and any notable individual achievements or failings in the year in question.  Those executives in a position to have a more significant impact on the financial performance of the Company are eligible to receive substantially larger bonuses than executives that are not in such a position.  Since our compensation programs have only been developed since March 2008, this is an area that the Compensation Committee is still actively reviewing and revising.  The Compensation Committee has not engaged a compensation consultant to date.

SEC Comment

7.

We note that the compensation committee reviews the compensation paid to officers in similar positions at peer group companies.  Please tell us how your analysis of the peer group contributes to your compensation considerations and clarify if you engage in benchmarking total compensation or elements thereof.  If you do not benchmark, please elaborate on the reasons you decided to pay your officers compensation that is “generally lower” than that of the peer group and clarify if any officer received compensation that is above the median of your peer group and the reason for such deviation.  Please provide this disclosure in future filings and tell us how you intend to comply.

Company Response

The Compensation Committee does not engage in benchmarking with respect to the compensation paid to our Named Executive Officers.  As part of the general information provided to the Compensation Committee members, a summary of the publicly disclosed prior year’s compensation paid to the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the identified peer group was provided.  There was no specific discussion of these numbers, rather, each member of the Compensation Committee considered this information along with his own professional experience and knowledge of executive compensation practices generally.   The Compensation Committee did not specifically decide to pay our officers compensation that is “generally lower” than that of the peer group, however once the Compensation Committee determined the amount of compensation for each officer, it was observed that the total compensation expected to be paid our officers was, in each case, below the average of the peer group officers in similar positions.  In future filings, the Company will clarify that it does not engage in specific benchmarking of total compensation or elements thereof and will elaborate on how our analysis of the peer group contributes to our compensation considerations.

SEC Comment

8.

We note that Mr. Hutchens may receive “potential bonuses”.  In future filings, please disclose the specific FFO and dividend goals that must be achieved before Mr. Hutchens may receive the associated bonuses and the criteria associated with any determination to pay amounts less than the full potential amounts.  Please provide us with a sample of such disclosure that will be included in future filings.

Company Response

In future filings, the Company will disclose the specific FFO and dividend goals that must be achieved before Mr. Hutchens may receive the associated bonuses.  Below is a sample of such disclosure that will be included in future filings (new language is underlined):

In addition, Mr. Hutchens elected to be compensated under the Cash Performance Incentive Plan.  The Cash Performance Incentive Plan, as amended, provides a base salary of $380,000 for 2010 and provides an FFO Bonus based on the Company achieving a recurring FFO as defined in the Agreement of at least $2.61 for 2010. For 2010, the potential FFO Bonus is $290,000, provided that no FFO Bonus will be paid if the per share FFO does not meet or exceed $2.61 for 2010.  In addition, the Cash Performance Incentive plan provides a Dividend Bonus based on the Company’s payment of recurring dividends as defined in the Agreement, of at least $2.30 per share.   The Dividend Bonus for 2010 is $290,000, provided the recurring dividend goal is met.  In no event shall Mr. Hutchens receive any Dividend Bonus if the per share recurring dividend does not meet or exceed $2.30 per share, however, the Board may, in its discretion, increase the Dividend Bonus based on the amount by which the per share recurring dividend exceeds $2.30 per share.   On March 19, 2010, Mr. Hutchens was granted options to purchase 100,000 shares of Common Stock at the closing price of our Common Stock on March 19, 2010.  The option was fully vested on the date of grant.

SEC Comment

9.

In future filings, please disclose the specific goals that must be achieved by your other named executive in order for them to receive bonuses.  Please explain how you will determine whether Mr. Hopkins and Ms. Gaines have contributed to the achievement of your recurring FFO and dividend payment goals.  Please provide us with a sample of such disclosure that will be included in future filings.

Company Response

In future filings, the Company will disclose the specific goals that must be achieved by our other named executive in order for them to receive bonuses. A portion of that bonus will be paid to the other named executive officers provided the Company reaches its recurring FFO and dividend payment goals as outlined in our response to Comment No. 8.  Below is a sample of such disclosure that will be included in future filings (new language is underlined):

On March 2, 2010, Mr. Hopkins’ base salary was set at $250,000 and Mr. Hopkins received a bonus for 2009 of $75,000.  In addition, on March 2, 2010, the Company granted Mr. Hopkins options to purchase 50,000 shares of our Common Stock at a purchase price of $34.48 per share.  Mr. Hopkins’ option vested one third on the date of grant and one third on each of the first and second anniversary of the date of grant.  Mr. Hopkins’ incentive plan for 2010 provides for a bonus potential of up to $78,000 based on achieving certain goals related to timing of SEC filings and contributing to the achievement of recurring FFO and dividend payout goals as disclosed above.  Mr. Hopkins’ bonus is structured such that he is entitled to a $12,000 bonus each quarter provided finalized financial forecasts are delivered by the first day of each calendar quarter and  the Company’s proxy statement is filed by 3/19/2010, the first 10-Q is filed by 5/5/2010, the second 10-Q is filed by 8/4/2010, the third 10-Q is filed by 11/4/2010 and the 2010 10-K is filed by 2/17/2011.  The remaining $30,000 of the bonus potential will be paid if the Company achieves its recurring FFO and dividend payment goals as described above.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National Health Investors, Inc. is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please call me at (615) 890-9100 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Roger R. Hopkins

Roger R. Hopkins

Chief Accounting Officer